January 21, 2016

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:    American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 9, 2015
File No. 001-31911

Dear Mr. Rosenberg:
We are responding to your follow-up oral comments given to us via a conference call on January 7, 2016 with respect to our Form 10-K for the fiscal year ended December 31, 2014 and our Form 10-Q for the quarterly period ended September 30, 2015. We recognize that these oral comments are in response to our letter to you dated December 7, 2015.
Form 10-K for the Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 2: Fair Values of Financial Instruments
Fixed index annuities - embedded derivatives, page F-17

1.
We acknowledge your response to previous comment #1. As the ranges of your disclosed lapse rates in 2014 are broad, please represent to us that you will modify your disclosure in future filings to disclose either the weighted average lapse rates or disclosure of concentrations within those ranges.

Response: In future filings, we will add information regarding our significant unobservable inputs used in measuring our Level 3 liability including average lapse and partial withdrawal rates as follows:
Revised Disclosure:
Within this determination we have the following significant unobservable inputs: 1) the expected cost of annual call options we will purchase in the future to fund index credits beyond the next policy anniversary and 2) our best estimates for future policy decrements, primarily lapse, partial withdrawal and mortality rates.
As of December 31, 2015 and 2014, we utilized an estimate of __% and 3.10%, respectively, for the expected cost of annual call options. These estimates of the expected cost of annual call options are based on estimated account value growth and a historical review of our actual option costs.
Our best estimate assumptions for lapse, partial withdrawal and mortality rates are based on our actual experience and our outlook as to future expectations for such assumptions. These assumptions, which are consistent with the assumptions used in calculating deferred policy acquisition costs and deferred sales inducements, are reviewed on a quarterly basis and are revised as our experience develops and/or as future expectations change. Our mortality rate assumptions are based on 65% of the 1983 Basic Annuity Mortality Tables. The following table presents average lapse rate and partial withdrawal rate assumptions, by contract duration, used in estimating the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves at each reporting period:

	Average Lapse Rates		Average Partial Withdrawal Rates
Contract Duration (Years)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2015	Year Ended December 31, 2014

1 - 5	—%	1.60%	—%	3.07%
6 - 10	—%	8.14%	—%	3.54%
11 - 15	—%	11.58%	—%	3.56%
16 - 20	—%	12.25%	—%	3.31%
20+	—%	11.94%	—%	3.31%
Lapse rates are generally expected to increase as surrender charge percentages decrease. Lapse expectations reflect a significant increase in the year in which the surrender charge period on a contract ends.
Form 10-Q for the Quarterly Period Ended September 30, 2015
Management's Discussion and Analysis for Financial Condition and Results of Operations
Results of Operations for the Three and Nine Months Ended September 30, 2015 and 2014
Net income, page 33

1.
We acknowledge your response to previous comment #3. We do not believe your generic comments regarding account balance true-ups and adjustment of future period assumptions for investment spread and lapses and the ages at which people elect to exercise the benefits of your lifetime income benefit riders provide meaningful information about the underlying factors causing you to unlock. As a result, please provide us with the proposed revised disclosure consistent with that in your response to be included in your upcoming Form 10-K that explains the underlying causes of your unlocking consistent with the principles inherent in Item 303(a)3(i) and instruction 4 to Item 303(a) of Regulation S-K.

Response: In our upcoming Form 10-K, we will add revised disclosure that explains the underlying causes of our unlocking as follows:
Revised Disclosure:
We periodically revise the key assumptions used in the calculation of amortization of deferred policy acquisition costs and deferred sales inducements retrospectively through an unlocking process when estimates of current or future gross profits/margins (including the impact of realized investment gains and losses) to be realized from a group of products are revised. The impact of unlocking on our results of operations was as follows:

	Year Ended December 31,
	2015	2014	2013
	(Dollars in thousands)
Decreased amortization of deferred sales inducements	(5,612)	(12,595)	(11,138)
Decreased amortization of deferred policy acquisition costs	(10,970)	(35,527)	(18,519)
Increased net income	10,695	30,990	19,099
The most significant revisions to assumptions were account balance true-ups, which have been favorable to us in each of the last three years due to stronger equity market performance than we assumed, favorable adjustments to lapse assumptions to reflect better persistency experienced than assumed and unfavorable adjustments to investment spread to reflect lower spreads being earned than assumed. In 2015, the favorable impact of the account balance true-up and lapse assumption change was largely offset by reductions in estimated future gross profits attributable to revisions to the assumptions for the lifetime income benefit rider liability described below.

Net income for 2015 and 2014 was negatively impacted and net income for 2013 was positively impacted by a revision of assumptions used in determining liabilities for lifetime income benefit riders. These revisions were consistent with unlocking for deferred policy acquisition costs and deferred sales inducements described above. The 2015 revisions also include a revision to the future period assumption for the primary age at which policyholders elect to exercise the rider's lifetime income benefit. The impact of these revisions on our results of operations was as follows:

	Year Ended December 31,
	2015	2014	2013
	(Dollars in thousands)
Increased (decreased) interest sensitive and index product benefits	18,313	12,428	(1,753)
Increased (decreased) net income	(11,812)	(8,004)	1,129
The most significant assumption change generating the 2015 negative impact on net income was an increase to the primary election age to begin receiving lifetime income from 67 to 70 as our experience has shown that age 70 is the most popular age at which policyholders elect to begin receiving lifetime income benefit payments. The lifetime income benefit payments are determined by applying a payout factor to the rider's benefit base. The payout factors vary by the age at the time the lifetime income is elected. In early versions of the rider, the age band for payout factors was 10 years (i.e. 60-69; 70-79). As a result, policyholders have an incentive to defer their lifetime income election until age 70, when the payout factor stepped up. Subsequent versions of the rider reduced the age bands between payout factors to five years and the rider we currently sell has a different payout factor for every age. With these structures, assumption revisions from any further developments in our experience for primary election age should have a smaller impact than what was experienced in 2015.
We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter, please call the undersigned at (515) 457-1980.
Sincerely,

/s/ Ted M. Johnson

Ted M. Johnson
Chief Financial Officer and Treasurer